(Check One)	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours per response ...2.50
☐ Form 10-Q	FORM 12b-25
☐ Form 10-D		SEC FILE NUMBER
☐ Form N-SAR		CUSIP NUMBER
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CELTRON INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

6779 Mesa Ridge Road

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We acquired Satellite Security Systems, Inc. a California corporation, on December 31, 2005 in a transaction that will be accounted for as a reverse merger. Our analysis of the accounting issues arising out of this acquisition as well as securing the accounting information necessary to audit the financial statements of Satellite Security Systems, Inc. will make it impractical for us to timely file our annual report on Form 10-KSB. We expect to file our annual report on Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Kenneth Dixon (Name)	(877) (Area Code)	437-4199 (Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We completed a reverse merger with Satellite Security Systems, Inc. a California corporation, on December 31, 2005. As a result of this merger, the annual report will include a discussion of Satellite Security System’s business, plan of operations and historical financial statements.

CELTRON INTERNATIONAL, INC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ Kenneth Dixon
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).